UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

(Amendment No. _____)*

FiberTower Corp.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

31567R100

(CUSIP Number)

November 18, 2008

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

          * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 31567R100

1	NAME OF REPORTING PERSONS ASPEN PARTNERS SERIES A, OF ASPEN CAPITAL PARTNERS, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-

	6	SHARED VOTING POWER -0-

	7	SOLE DISPOSITIVE POWER -0-

	8	SHARED DISPOSITIVE POWER -0-

9			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%

12	TYPE OF REPORTING PERSON PN

CUSIP NO. 31567R100

1	NAME OF REPORTING PERSONS ASPEN CAPITAL LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-

	6	SHARED VOTING POWER -0-

	7	SOLE DISPOSITIVE POWER -0-

	8	SHARED DISPOSITIVE POWER -0-

9			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%

12	TYPE OF REPORTING PERSON OO

CUSIP NO. 31567R100

1	NAME OF REPORTING PERSONS ASPEN ADVISORS LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-

	6	SHARED VOTING POWER 9,725,408

	7	SOLE DISPOSITIVE POWER -0-

	8	SHARED DISPOSITIVE POWER 1,854,888

9			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,725,408

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%

12	TYPE OF REPORTING PERSON OO

CUSIP NO. 31567R100

1	NAME OF REPORTING PERSONS ENTERASPEN LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-

	6	SHARED VOTING POWER 8,620,520

	7	SOLE DISPOSITIVE POWER 7,870,520

	8	SHARED DISPOSITIVE POWER 750,000

9			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,620,520

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%

12	TYPE OF REPORTING PERSON OO

CUSIP NO. 31567R100

1	NAME OF REPORTING PERSONS NIKOS HECHT

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 599,200

	6	SHARED VOTING POWER 9,725,408

	7	SOLE DISPOSITIVE POWER 599,200

	8	SHARED DISPOSITIVE POWER 1,854,888

9			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,324,608

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.9%

12	TYPE OF REPORTING PERSON IN

Item 1.

(a)	Name of Issuer:

FiberTower Corp.

(b)	Address of Issuer’s Principal Executive Offices:

185 Berry Street, Suite 4800
San Francisco, California 94107

Item 2.

(a)	Name of Persons Filing:

Aspen Advisors LLC (“Aspen Advisors”)
Aspen Partners Series A, of Aspen Capital Partners, L.P. (“Aspen Partners”)
Aspen Capital LLC (“Aspen Capital”)
EnterAspen Limited (“EnterAspen”)
Nikos Hecht (collectively, the “Reporting Persons”)

(b)	Address of Principal Business Office or, if none, Residence:

          The address of the principal business office of Aspen Advisors is 152 West 57th Street, New York, NY, 10019. The address of the principal business office of EnterAspen is First Caribbean House, 4th Floor, P.O. Box 487 Grand Cayman, Cayman Islands KY1-1106. The address of the principal business office of each of the other Reporting Persons is c/o Aspen Advisors LLC, 152 West 57th Street, New York, NY, 10019.

(c)	Citizenship:

          Aspen Advisors and Aspen Capital are Delaware limited liability companies and Aspen Partners is a Delaware limited partnership. EnterAspen is a Cayman Islands exempted company. Mr. Hecht is a citizen of the United States.

(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share

(e)	CUSIP Number:

31567R100

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Aspen Advisors:	9,725,408
EnterAspen:	8,620,520
Aspen Partners and Aspen Capital:	0
Mr. Hecht:	10,324,608

(b)	Percent of class:

Aspen Advisors:	6.5%
EnterAspen:	5.7%
Aspen Partners and Aspen Capital:	0%
Mr. Hecht:	6.9%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:

Aspen Advisors:	-0-
EnterAspen:	-0-
Aspen Partners and Aspen Capital:	-0-
Mr. Hecht:	599,200

(ii)	Shared power to vote or to direct the vote:

Aspen Advisors:	9,725,408
EnterAspen:	8,620,520
Aspen Partners and Aspen Capital:	-0-
Mr. Hecht:	9,725,408

(iii)	Sole power to dispose or to direct the disposition of:

Aspen Advisors:	-0-
EnterAspen:	7,870,520
Aspen Partners and Aspen Capital:	-0-
Mr. Hecht:	599,200

(iv)	Shared power to dispose or to direct the disposition of:

Aspen Advisors:	1,854,888
EnterAspen:	750,000
Aspen Partners and Aspen Capital:	-0-
Mr. Hecht:	1,854,888

          EnterAspen directly owns and is the beneficial owner of 8,620,520 shares of the common stock of the Issuer (the “Common Stock”). Such 8,620,520 shares of Common Stock constitute approximately 5.7% of the outstanding shares of Common Stock, based on 150,342,106 shares of Common Stock outstanding as of October 31, 2008, as set forth in the Company’s Quarterly Report on Form 10-Q filed on November 7, 2008. Of the 8,620,520 shares of Common Stock that EnterAspen directly owns, EnterAspen has (i) sole dispositive authority with respect to 7,870,520 shares, (ii) shared dispositive power with respect to 750,000 shares and (iii) shared voting authority with respect to all 8,620,520 shares.

          Aspen Advisors is the beneficial owner of 9,725,408 shares of the Common Stock. Of such shares beneficially owned by Aspen Advisors, 8,620,520 are directly owned by EnterAspen, a private client account of Aspen Advisors and 1,104,888 are owned by another private client. Of the 9,725,408 shares of common stock that Aspen Advisors beneficially owns, Aspen Advisors has (i) shared dispositive authority with respect to 1,854,888 shares and (ii) shared voting authority with respect to all 9,725,408 shares.

          Mr. Hecht is the managing member of Aspen Advisors. Accordingly, Mr. Hecht may be deemed to be the beneficial owner of the 9,725,408 shares of the Common Stock directly owned by EnterAspen and the other private client of Aspen Advisors. Mr. Hecht also directly owns and is the beneficial owner of an additional 599,200 shares of Common Stock over which he has sole voting authority and sole dispositive authority. As a result of his direct holdings and status as managing member of Aspen Advisors, Mr. Hecht may be deemed to beneficially own 10,324,608 shares of Common Stock, or approximately 6.9% of the outstanding shares of Common Stock, based on 150,342,106 shares of Common Stock outstanding as of October 31, 2008.

Item 5.	Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒

          On November 18, 2008, (i) Aspen Partners distributed 11,133,348 shares of Common Stock to its limited partners and 1,012,918 shares of Common Stock to its general partner, Aspen Capital, and (ii) Aspen Capital concurrently distributed to its members all 1,012,918 shares of Common Stock received by Aspen Capital from Aspen Partners (collectively, the “Distribution”). Following the Distribution, neither Aspen Partners nor Aspen Capital will hold any shares of Common Stock. In connection with the Distribution, Aspen Partners and Aspen Capital each ceased to be the beneficial owner of more than 5% of the Common Stock. Each of Nikos Hecht, Aspen Advisors and EnterAspen remains beneficial owner of more than 5% of the Common Stock following the Distribution.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

          EnterAspen, a private account of which Aspen Advisors serves as investment manager, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group.

NOT APPLICABLE

Item 9.	Notice of Dissolution of Group.

NOT APPLICABLE

Item 10.	Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 18, 2008

ASPEN PARTNERS SERIES A, of
ASPEN CAPITAL PARTNERS, L.P.

By:	ASPEN CAPITAL LLC,
its general partner

By:	/s/ Nikos Hecht

Name: Nikos Hecht
Title: Managing Member

ASPEN CAPITAL LLC

By:	/s/ Nikos Hecht

Name: Nikos Hecht
Title: Managing Member

ASPEN ADVISORS LLC

By:	/s/ Nikos Hecht

Name: Nikos Hecht
Title: Managing Member

ENTERASPEN LIMITED

By:	ASPEN ADVISORS LLC
Its Attorney-in-Fact

By:	/s/ Nikos Hecht

Name: Nikos Hecht
Title: Managing Member

/s/ Nikos Hecht

Nikos Hecht

Exhibit Index

Exhibit 99.1	Joint Filing Agreement, dated as of November 18, 2008, by and among the Reporting Persons.

EXHIBIT 99.1

JOINT FILING AGREEMENT

          The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is accurate.

Dated this 18th day of November, 2008.

ASPEN PARTNERS SERIES A, of
ASPEN CAPITAL PARTNERS, L.P.

By:	ASPEN CAPITAL LLC,
its general partner

By:	/s/ Nikos Hecht

Name: Nikos Hecht
Title: Managing Member

ASPEN CAPITAL LLC

By:	/s/ Nikos Hecht

Name: Nikos Hecht
Title: Managing Member

ASPEN ADVISORS LLC

By:	/s/ Nikos Hecht

Name: Nikos Hecht
Title: Managing Member

ENTERASPEN LIMITED

By:	ASPEN ADVISORS LLC
Its Attorney-in-Fact

By:	/s/ Nikos Hecht

Name: Nikos Hecht
Title: Managing Member

/s/ Nikos Hecht

Nikos Hecht